[redacted]

14041192

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 1 2014
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Madison Street, Suite 3900
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Barr 312-580-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
CHRISTA RAE WINIKATES
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 9/4/2017

Robert B Barr
Signature

Managing Director
Title

Christa Rae Winikates
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managers
Lincoln International LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lincoln International LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 17, 2014

Lincoln International LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash and equivalent	$ 19,394,313
Accounts receivable	4,240,733
Unbilled client disbursements receivable	1,029,620
Receivable from affiliates	1,043,579
Prepaid expenses	161,026
Furniture, equipment and leasehold improvements, net	1,195,404
Other assets	539,725
Total assets	$ 27,604,400
Liabilities and Member's Equity	
Liabilities	
Accrued profit sharing contribution	$ 414,976
Accrued expenses	1,199,940
Payable to affiliates	900,543
Contingent compensation payable	3,880,575
Deferred rent liability	180,508
Total liabilities	6,576,542
Member's equity	21,027,858
Total liabilities and member's equity	$ 27,604,400

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International LP (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. Lincoln Partners Advisors LLC (LPA) and Lincoln International NY Corporation (LINY) are wholly owned subsidiaries of the Parent. Offices of the Parent and the Company are located in Chicago, Los Angeles, and New York. The Parent has subsidiaries and affiliates in Austria, Brazil, China, France, Germany, India, Italy, Japan, the Netherlands, Russia, Spain and the United Kingdom.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable: Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory and management fees are recognized as earned. Accounts receivable primarily represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2013, no allowance has been recorded.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under accelerated or straight-line methods over the estimated useful lives of the assets as follows:

Computers	2 years
Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements	Lease term

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for Federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2013, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2010.

Recent regulatory developments: In July 2013, the SEC enacted new broker dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The regulations amend certain broker-dealer annual reporting, audit and notification requirements. Management is currently evaluating the impact of these regulations, most of which become effective June 1, 2014.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Note 2. Fair Value Measurements (Continued)

The Company's only asset accounted for at fair value at December 31, 2013, using the fair value hierarchy is $2,001,784 of money market funds, which are considered Level 1 instruments and are included in cash equivalents. The Company does not have any Level 2 or Level 3 assets or liabilities.

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2013.

Note 3. Furniture, Equipment and Leasehold Improvements

At December 31, 2013, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 2,700,167
Leasehold improvements	792,063
	3,492,230
Accumulated depreciation and amortization	(2,296,826)
	$ 1,195,404

Note 4. Commitments and Indemnification

The Company leases office space for its Chicago office under a noncancelable operating lease agreement that expires on December 31, 2015.

The Company has an operating lease on a Los Angeles office that expires on January 31, 2020.

In addition, the Company is a Guarantor for an operating lease on a New York City office leased to LINY. The lease expires in July 2014 and as of December 31, 2013, LINY has approximately $318,000 in remaining payments. LINY reimburses the Company for certain operating expenses, including a majority of the expenses associated with this lease.

Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the leases and included in deferred rent liability on the statement of financial condition.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

	Chicago	Los Angeles	Total
2014	$ 834,000	$ 87,000	$ 921,000
2015	859,000	170,000	1,029,000
2016	-	177,000	177,000
2017	-	184,000	184,000
2018	-	191,000	191,000
Thereafter	-	215,000	215,000
	$ 1,693,000	$ 1,024,000	$ 2,717,000

Note 4. Commitments and Indemnification (Continued)

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and a bonus. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to employees may be recaptured if, among other things, the employee's employment terminates.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 6. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7. Related-Party Transactions

On a pro rata basis, the Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. At December 31, 2013, the Company had a receivable from these affiliates of $649,691 and payable to these affiliates of $285,045 from these activities. The Company incurs consultant fees to affiliated entities. The amounts between the entities are as follows:

		Receivable (Payable) Balance
Lincoln International AG	$	(219,712)
Lincoln International Advisors Private Limited		62,683
Lincoln International Assessoria Empresarial Limitada		22,464
Lincoln International CIS Holdings B.V.		60,000
Lincoln International Consulting Company Limited		28,251
Lincoln International Inc.		(65,333)
Lincoln International LLP		74,147
Lincoln International SAS		391,239
Lincoln International Spain S.L.		9,157
Lincoln Investments		1,750
Total	$	364,646

At December 31, 2013, estimated accruals for assistance fees of approximately $46,800 are included in accrued expenses.

Note 7. Related-Party Transactions (Continued)

The Company receives a management fee equal to 50 percent of the revenue earned by LPA. At December 31, 2013, the Company had a receivable balance from this entity in the amount of $391,726 which is included in receivable from affiliates.

The Company paid management fees to LINY in accordance with a services agreement for the year ended December 31, 2013. At December 31, 2013, the Company had a receivable from and payable to this entity of $2,162 and $615,498, respectively.

Effective January 1, 2014, LINY's assets and liabilities were assumed by the Company and the Parent, and the Company took over its operations.

The Company incurs certain business promotion expenses paid by Lincoln International Group, an entity affiliated by common ownership. At December 31, 2013, the Company had no amount due to this entity under this arrangement. The Company also incurs an annual shareholder fee to Lincoln International Group based upon historical investment banking revenues. At December 31, 2013, an estimated accrual for the shareholder fee of approximately $567,000 is included in accrued expenses.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of approximately $12,760,000 and $438,000, respectively. The Company's net capital ratio was .52 to 1. The net capital rule may effectively restrict distributions to the Parent.

Note 9. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The Company made an equity distribution to the Parent of $8,000,000.